EXHIBIT 99.1

May 12, 2025

Sandstorm Gold Royalties
Provides Clarifying Amendments to 2025 Shareholder Meeting Materials

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) today announced that, following the release of voting recommendations by Institutional Shareholder Services Inc. (“ISS”) that incorrectly calculated parameters relating to proposed amendments to the Company’s share-based compensation program to be voted on at the Company’s upcoming Annual General and Special Meeting of Shareholders scheduled for May 30, 2025 (the “Meeting”), Sandstorm is issuing additional amendments to clarify and ensure the accurate interpretation of the proposed changes. ISS’ interpretation and conclusion of the amendments is in opposition of the objectives of the Company’s compensation program that is designed to drive sustainable profitability in a manner that is fair and reasonable to shareholders.

ISS has published voting recommendations against three of the management proposals related to the Company’s Stock Option Plan and Restricted Share Plan outlined in the Company’s Management Information Circular dated April 9, 2025 (the “Information Circular”). The original amendments to the Stock Option Plan and Restricted Share Plan, and the introduction of the Performance Share Plan (together, the “Share Plans”), were designed to further align executive compensation with the interests of the Company’s shareholders. However, the Company believes that ISS’ voting recommendations were based on a semantic interpretation that inaccurately frames the intended parameters of the Share Plans pertaining to the proposed maximum limit of shares that the Company may award under the Share Plans. To address this misleading publication and ensure there is no confusion for shareholders, Sandstorm has prudently adopted additional amendments to the Share Plans as outlined in greater detail below (the “Clarifying Amendments”). The Clarifying Amendments aim to simplify and clarify the parameters of the Share Plans and ensure accurate interpretation of the proposed changes. Notably, Glass, Lewis & Co. LLC, a leading independent proxy advisor, has recommended that the Company’s shareholders vote FOR the management proposals relating to the Share Plans in the Information Circular.

The Clarifying Amendments stipulate that, effective as of January 1, 2025, the combined total number of common shares of the Company which may be issuable under the Share Plans, shall not exceed 6.0% of the total number of issued and outstanding shares from time to time (the “Global Combined Maximum Limit”). Previously, the Global Combined Maximum Limit under the Share Plans proposed in the Information Circular provided for a declining rate from 6.0% in the 2025 calendar year, to 5.5% in the 2026 calendar year, and then 5.0% in the 2027 calendar year.

The Company believes the declining rate was incorrectly interpreted as the sum of the three years’ limits constituting the proposed Global Combined Maximum Limit, and thus exceeding ISS’ benchmark shareholder value transfer. However, the intention was a non-cumulative declining rate and has now been revised as described above.

The Toronto Stock Exchange has conditionally approved and the Board of Directors of the Company has approved the Clarifying Amendments and the revised Share Plans reflecting these amendments have been filed on SEDAR+. The Company considers the Clarifying Amendments to be of a housekeeping nature, and therefore, will not be seeking shareholder approval of the Clarifying Amendments at the Meeting. However, the Company recommends that for all matters of business to be considered at the Meeting relating to the Share Plans, including those amendments to the Stock Option Plan outlined in the Information Circular that the Company is seeking shareholder approval for, shareholders should refer to the revised Share Plans filed on SEDAR+ and disregard the versions of the Share Plans appended to the Information Circular.

Shareholders can obtain copies of the Information Circular and amended Share Plans from SEDAR+ at www.sedarplus.ca or by contacting Investor Relations at info@sandstormgold.com.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Kim Bergen
President & CEO	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.